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                                                                EXHIBIT 99(d)(1)

                                                        SCHLUMBERGER INVESTMENTS
                                                    Registered Office: 8TH FLOOR
                                                              SOUTH QUAY PLAZA 2
                                                                  183 MARSH WALL
                                                                          LONDON
                                                                         E14 9SH

                                                      Registered Number: 4157867

To:

The Directors
Sema plc
233 High Holborn
London
WC1V 7DJ


Date 12 February 2001


Strictly Private & Confidential

Dear Sirs

1. We refer to our discussions concerning the possible offer by us, or on our behalf, for the entire issued ordinary share capital of Selma plc (the Company) (the Offer).

2. As discussed, before we proceed to incur further expenditure by carrying out any further due diligence in connection with the Offer or otherwise evaluating it, we require the Company to enter into this agreement with us. Therefore, in consideration of our agreeing to (i) commit resources towards implementing the Offer and (ii) carry out further detailed due diligence in respect of the Company, the Company agrees by counter-signing a copy of this letter to observe and comply with its terms.

3. As an inducement and pre-condition to Schlumberger Investments' agreeing to announce the Offer, the Company hereby agrees to pay Schlumberger Investments a fee of US$20 million (the Inducement Fee), subject to the terms and conditions of this paragraph 3.

The Inducement Fee shall only be payable if Schlumberger Investments announces its intention to make the Offer and;

(a) the Offer lapses or is withdrawn and prior thereto an Independent Competing Offer for the company has been announced, and subsequently such

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     Independent Competing Offer or another Independent Competing Offer (which, for the avoidance of doubt, has been announced prior to the Offer lapsing or having been withdrawn) becomes or is declared unconditional in all respects; or

(b) the Offer lapses or is withdrawn and prior thereto the board of directors of the Company, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Schlumberger Investments, its approval or recommendation of the Offer, or approved or recommended an Independent Competing Offer (or resolved to take any of the foregoing actions).

The Inducement Fee shall be due and payable (by wire transfer of same day funds to an account designated by us for the purpose in advance) two business days after, in the case of (a) above, the date on which the relevant Independent Competing Offer becomes or is declared unconditional in all respects or, in the case of (b) above, the date on which we notify you that Offer has lapsed or been withdrawn;

Independent Competing Offer means (a) an offer for, or scheme of arrangement of, the Company which is made or entered into by a person or persons who are not associates (as such term is defined in the City Code) of Schlumberger Investments at or above the value of the Offer or (b) any sale, disposal, merger, business combination, demerger or liquidation (or similar transaction or arrangement) resulting in any person or persons who are not associates of Schlumberger Investments owning more than 30% of the voting rights of the Company or assets representing more than 10% of the turnover of the Company and its subsidiary undertakings.

4. The Company agrees to take such action and give such assistance to Schlumberger Investments, its directors, employees, advisers, agents and representatives as Schlumberger Investments may reasonably request in order to enable Schlumberger Investments to (i) obtain any necessary regulatory clearances and approvals in connection with the Offer and (ii) prepare an offer document in accordance with the City Code on Takeovers and Mergers and other documentation required in connection with the Offer.

5. If any provision of this letter is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement, but without invalidating any of the remaining provisions of this agreement. If this paragraph applies to any provision of this letter, the Company shall promptly advise Schlumberger Investments of any action taken by it which (but for illegality or unenforceability) would have been prohibited by such provision.

6. Any delay by Schlumberger Investments in exercising, or failure to exercise, any right or remedy under this letter shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this letter or otherwise shall prevent any further exercise

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of the right or remedy or the exercise of any other right or remedy. The rights and remedies of Schlumberger Investments under this letter are cumulative and not exclusive of any rights or remedies provided by law.

7. The terms of this letter shall be governed by and interpreted in accordance with English law and the courts of England are to have exclusive jurisdiction in respect of any disputes relating to it.

8. A person who is not a party to this letter shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

If you agree to the above terms, please indicate your agreement by signalling and returning a copy of this letter to us.

Yours faithfully

/s/ James L. Gunderson
---------------------------------
for and on behalf of Schlumberger Investments

We confirm that we agree and accept the terms of this letter and intend to be legally bound by its terms.

/s/ Nick Deeming
---------------------------------
for and on behalf of Sema

Dated 12 February 2001